Ryan Charles
Vice President, General Counsel
Office: (520) 806-7600
2949 E. Elvira Rd. Suite 101
Tucson, AZ 85756

August 18, 2017

Via Electronic Transmission
Valerie Lithotomos (LithotomosV@sec.gov)
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Davis Financial Fund a series of Davis Series, Inc. (File Nos.: 811-02679, 002-57209)
Davis Financial Portfolio a series of Davis Variable Account Fund, Inc. (File Nos.: 811-09293, 333-76407)

Dear Ms. Lithotomos:

This letter is on behalf of Davis Financial Fund and Davis Financial Portfolio (the "Registrants") and provides responses to comments from our call on July 18, 2017. We hereby transmit for filing with the Securities and Exchange Commission (the "SEC") the Registrants' Definitive Proxy Statement.

For your convenience, SEC comments are in bold type and the Registrant's response immediately follows.

1.	Please confirm to the staff that if a quorum is present but votes against a proposal, the proposal will fail and that the meeting will not be adjourned.

The Registrants confirms that if a quorum is present at the shareholder meeting, but the proposal is not passing, that the Fund will not adjourn the meeting solely for the purpose of acquiring additional favorable votes.

2.	Please revise the disclosure related to the estimated costs for the proxy so that the amount is provided in aggregate and not on a per account basis.

The disclosure below has been added to the applicable proxy statement.

Davis Financial Portfolio Proxy Statement
We estimate the cost of the proxy solicitation for the Fund to be about $25,600.

Davis Financial Fund Proxy Statement
We estimate the cost of the proxy solicitation for the Fund to be about $150,600.

Thank you for your consideration of our response to your comments. If you have any questions please do not hesitate to contact me at 520-434-3778.

Sincerely,

/s/Ryan Charles
Ryan Charles
Vice President and General Counsel
Tel.: 520-434-3778
Fax: 520-434-3770
rcharles@dsaco.com